Exhibit 99.2

News

RiT Technologies Enhances Its Enterprise Offering
With Active I Technology- Actionable Interface & Platform

Tel Aviv, Israel: 22 February, 2010 - RiT Technologies Ltd. (NASDAQ: RITT) today announced the new Active I Technology, its new actionable graphical interface & platform. This latest technology is being introduced into RiT’s PatchView and siteWIZ products making them significantly more powerful and intuitive to use. In the future, RiT intends to use Active I in other solutions and products.

“In today’s pressured IT environments, managers and integrators need to be able to size up any situation at a glance,  identify what needs to be done and take immediate action with the click of a button,” commented Avi Kovarsky, RiT’s President and CEO. “Our Active I technology brings this ‘lightening-speed,’ no-learning-curve cognition to all of our Intelligent Infrastructure Management solutions, making them even more powerful IT tools.”

Active I brings a new level of usability to RIT’s industry-leading IIM solutions. Developed using the Microsoft Silverlight framework, Active I offers a single, smart-web-based graphical point of entry to the system’s many management activities, making all tasks easier to learn and operate. Just as important, the system’s intuitive real-life visual interface enables managers to make the right decisions quickly, resulting in smoother running networks, reduced downtime - and reduced tension throughout the IT organization.

As a web-based system, the Active I gives IT Managers, Facilities Managers and Integrators full visibility and control over the communications room regardless of where they are actually located. Tasks that can be completed through the Active I include the full range of IIM activities, including:

•	Comprehensive cabinet management
•	Planning of Moves, Adds and Changes
•	“Drag and Drop” maintenance of device records, including location moves, adds and changes
•	Definition of the entire location hierarchy
•	Full visibility into the relationship between entities
•	Search requests, including zoom-to search result capability

and more.

RiT's IIM solutions make it easier and less costly to manage the IT infrastructure of datacenters, communication rooms and workspace environments. By bringing visibility to infrastructure connectivity, RiT’s solutions helps move the IT staff from “fire drill” to management mode, and to streamline network installation and implementation, maintenance and monitoring activities. Use of RiT’s solutions has been field proven to maximize network utilization, increase reliability, decrease downtime and enhance physical security.

RiT Technologies Ltd.

News

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Environment and Security solutions enable companies to effectively control their datacenters, communications rooms and remote physical sites and facilities in real-time, comprehensively and accurately. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il

RiT Technologies Ltd.